BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 13, 2024

BNY Mellon Funds Trust

-BNY Mellon Emerging Markets Fund

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver

To Whom It May Concern:

Effective December 31, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Emerging Markets Fund (the "fund"), a series of BNY Mellon Funds Trust (the "Trust"), as follows:

Until December 31, 2025, BNYM Investment Adviser will waive receipt of a portion of its management fee in the amount of .25% of the value of the fund's average daily net assets until December 31, 2025. On or after December 31, 2025, BNYM Investment Adviser may terminate this waiver agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to December 31, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Director

Accepted and Agreed To:

BNY MELLON FUNDS TRUST,

On Behalf of BNY Mellon Emerging Markets Fund

By: /s/ Amanda Quinn

Amanda Quinn

Assistant Secretary